EXHIBIT 99.1

AGRIUM INC.

FIRST QUARTER 2017

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Reports First Quarter Earnings

May 1, 2017 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today its 2017 first quarter results, with a net loss to equity holders of Agrium of $11-million ($0.08 diluted loss per share) compared to net earnings to equity holders of $2-million ($0.02 diluted earnings per share) in the first quarter of 2016. The reduction in net earnings was driven primarily by higher natural gas prices and lower phosphate prices relative to the first quarter of 2016.

Highlights:

•	2017 first quarter guidance relevant loss was $9-million or $0.07 diluted loss per share[1].

•	Wholesale achieved 16 percent higher sales volume than the same period of 2016, with higher volumes across all three nutrients.

•	We set a first quarter record for potash production this quarter demonstrating the value of our focus on operational excellence.

•	We successfully commissioned the new urea facility at our Borger Nitrogen Operations in Texas. We expect to reach full operational capacity by the end of the second quarter of 2017. The new facility has 610,000 tonne urea production capacity, including 100,000 tonne urea equivalent of Diesel Exhaust Fluid.

•	Our Australian Retail operations continue to generate impressive results, with a 29 percent increase in EBITDA this quarter, a new record for first quarter performance.

•	We increased total sales of proprietary products by over 2 percent, and increased gross profit from proprietary products by 17 percent compared to the first quarter of 2016.

•	Agrium has updated our 2017 annual guidance to a range of $4.75 to $5.75 diluted earnings per share (see page 3 for guidance assumptions and further details).

•	The merger with PotashCorp remains on-track for a mid-year closing.

“The first quarter is the seasonally slowest quarter for our business and the wet weather in March compounded this. The spring application and planting season is now underway and we expect solid first half results, even with the shift in acres this year from corn to soybeans and cotton in the U.S.,” commented Chuck Magro, Agrium’s President and CEO. “Integration preparations for the pending merger with PotashCorp are progressing well and we remain confident in delivering the $500-million in annual operating synergies and completing the deal by mid-year,” added Mr. Magro.

[1]	Effective tax rate of 27.5 percent for the first quarter of 2017 was used for the adjusted net loss, guidance relevant loss and per share calculations. These are non-IFRS measures which represent net earnings (loss) adjusted for certain income (expenses) that are considered to be non-operational in nature. We believe these measures provide meaningful comparison to the earnings (loss) of other companies and our guidance by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange and related gains (losses) on non-qualifying derivative hedges and significant non-operating, non-recurring items. Our guidance is forward-looking information. We present guidance relevant earnings (loss) per share to provide an update to this previously disclosed forward-looking information. These should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS and may not be directly comparable to similar measures presented by other companies.

ADJUSTED NET LOSS AND GUIDANCE RELEVANT LOSS RECONCILIATIONS

	Three months ended
	March 31, 2017
(millions of U.S. dollars, except per share amounts)	Expense	Net loss impact (post-tax)	Per share (a)
		(10)	(0.08)

Adjustments:
Share-based payments	3	2	0.01
Foreign exchange loss net of non-qualifying derivatives	6	4	0.04
Merger and related costs	16	12	0.09
Earnings from an associate	(16)	(12)	(0.09)

Adjusted net loss (b)		(4)	(0.03)
Gain on sale of assets	(7)	(5)	(0.04)

Guidance relevant loss (b)		(9)	(0.07)

(a)	Diluted per share information attributable to equity holders of Agrium
(b)	First quarter effective tax rate of 27.5 percent was used for the adjusted net loss, guidance relevant loss, and per share calculations.

MARKET OUTLOOK

Agriculture and Crop Input Fundamentals

•	The United States Department of Agriculture (“USDA”) Prospective Plantings report stated that U.S. growers intend to make significant shifts to crop acreage in 2017, including increasing soybean area by over six million acres and cotton area by over two million acres, at the expense of corn and wheat area. While U.S. spring fieldwork began early in 2017, wet weather throughout March and April has delayed activity across much of the U.S. Midwest, and may influence planting decisions as prices for some crops have performed better than others. Western Canada fertilizer volumes may be impacted in the second quarter by cool and wet weather which has delayed the start of the application season compared to last year and given there are still crops left to be harvested from the previous fall.

•	The decline in North American corn acreage is expected to lower crop input demand this year. However, much of this impact is expected to be offset by the anticipated increase in soybean, cotton and canola acreage, which is projected to increase by close to 10 million acres combined in the U.S. and Canada.

•	Favorable weather supported another year of record South American corn and soybean production, with the USDA projecting combined Brazilian and Argentine corn and soybean production to increase by 38 percent and 9 percent, respectively. Strong South American production is expected to take some export market share from the U.S. in the coming months, which has led to pressure on futures prices, particularly for soybeans.

Nitrogen

•	Chinese urea exports declined by 50 percent in the first quarter of 2017 compared to 2016 levels, driven by reduced production. The reduction in Chinese urea exports was somewhat offset by reduced Indian urea imports, which were down approximately 69 percent in the first quarter of 2017 compared to 2016 levels. Analysts project that Indian urea imports could increase by approximately 25 percent in 2017, which would provide support to global demand and prices in the second half of 2017, depending on the strength of the monsoon season.

North American nitrogen prices came under pressure over the past few months due to a combination of a delay to the start of the U.S. application season, high volumes of offshore urea imports that arrived in January and February, and buyer caution due to the anticipation of new U.S. capacity coming on stream in 2017. We expect a strong spring application season this year, particularly in Western Canada as the fall season was constrained by weather challenges.

•	Global export prices of urea have been supported by an upward shift in raw material costs in China and Europe. Chinese coal costs were up between 13 and 60 percent, while European hub natural gas prices were up approximately 40 percent year-over-year in the first quarter of 2017.

Potash

•	Global potash shipments finished strong in 2016 and the momentum has carried forward into 2017, which has maintained relatively low supply availability.

•	Brazilian demand started 2017 particularly strong, as first quarter imports set a record, up more than 35 percent from 2016 levels. Indian potash demand was also strong in the first quarter of 2017, up 54 percent year-over-year. There is some concern about the reduction in the Indian potash subsidy for 2017/18; however, any resulting increase in Indian retail prices is expected to be modest relative to the significant price decline that occurred a year ago.

•	2017 potash contracts between Chinese and Indian buyers and global potash suppliers remain outstanding.

•	Global potash production rates have increased and further capacity additions are expected in 2017, which could lead buyers to be cautious following the spring application season.

Phosphate

•	The global phosphate supply and demand balance was relatively tight throughout the first quarter of 2017, partially driven by pent-up demand that emerged once prices began to improve. This was evident in Brazil, where imports of diammonium phosphate and monoammoium phosphate set a record in the first quarter of 2017, up more than 160 percent year-over-year.

•	In recent weeks, demand has seasonally slowed down and global exportable supplies have increased, which has pressured finished phosphate prices; however, prices remain well-above late-2016 lows.

•	Some of the support for phosphate prices has also come from high input costs, specifically increased ammonia and sulfur prices, which have declined from early 2017 highs, but remain above the prices observed in the second half of 2016.

2017 ANNUAL GUIDANCE

Based on our assumptions set out under the heading “Market Outlook”, Agrium expects to achieve annual diluted earnings per share of $4.75 to $5.75 in 2017 compared to our previous estimate of $4.50 to $6.00 per share. We have narrowed the range width encompassing approximately $200-million of EBITDA variability. We are issuing earnings guidance of $3.75 to $4.25 diluted earnings per share for the first half of 2017.

We maintain our Retail EBITDA range of $1.125-billion to $1.225-billion while our Retail crop nutrient sales volumes are now expected to range between 10.0 million and 10.4 million tonnes in 2017.

Based on our utilization rate for our nitrogen assets, we maintain our nitrogen production range of 3.6 million to 3.8 million tonnes. Our earnings per share guidance assumes NYMEX gas prices will be between $3.10 and $3.60 per MMBtu in 2017.

Agrium’s expectation for potash production in 2017 remains between 2.4 million and 2.8 million tonnes.

Total capital expenditures are expected to be in the range of $600-million to $700-million, of which approximately $450-million to $500-million is expected to be sustaining capital expenditures.

Agrium’s annual effective tax rate for 2017 is expected to range between 27 to 29 percent.

This guidance and updated additional measures and related assumptions are summarized in the table below. Guidance excludes the impact of share-based payments expense (recovery), gains (losses) on foreign exchange and non-qualifying derivative hedges, and merger related costs. Volumetric and earnings estimates assume normal seasonal growing and harvest patterns in the geographies where Agrium operates.

2017 ANNUAL GUIDANCE RANGE AND ASSUMPTIONS

	Annual
	Low	High
Diluted EPS (in U.S. dollars)	$4.75	$5.75
Guidance assumptions:
Wholesale:
Production tonnes:
Nitrogen (millions)	3.6	3.8
Potash (millions)	2.4	2.8
Retail:
EBITDA (millions of U.S. dollars)	$1,125	$1,225
Crop nutrient sales tonnes (millions)	10.0	10.4
Other:
Tax rate	29%	27%
Sustaining capital expenditures (millions of U.S. dollars)	$450	$500
Total capital expenditures (millions of U.S. dollars)	$600	$700

May 1, 2017

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the first quarter of 2017 (three months ended March 31, 2017) are against results for the first quarter of 2016 (three months ended March 31, 2016). All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. The financial measures net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations (EBITDA) and cash gross margin per tonne used in this MD&A are not prescribed by IFRS. Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of such measure to its most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of May 1, 2017 and should be read in conjunction with the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2017 (the “Condensed Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2016 included in our 2016 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2017 First Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts and where noted)	2017	2016	Change	% Change
Sales	2,720	2,725	(5)	—
Gross profit	558	554	4	1
Expenses	501	479	22	5
Net earnings before finance costs, income taxes and net earnings (loss) from discontinued operations (EBIT)	57	75	(18)	(24)
Net earnings (loss)	(10)	3	(13)	(433)
Diluted earnings (loss) per share	(0.08)	0.02	(0.10)	(500)
Effective tax rate (%)	27.5	29	N/A	N/A

Sales and Gross Profit

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016	Change
Sales
Retail	2,240	2,290	(50)
Wholesale	675	649	26
Other	(195)	(214)	19

	2,720	2,725	(5)

Gross profit
Retail	434	402	32
Wholesale	142	153	(11)
Other	(18)	(1)	(17)

	558	554	4

•	Retail’s sales decreased in the first quarter of 2017 primarily as a result of lower crop nutrient prices. Despite lower sales, Retail’s gross profit increased as a result of higher sales of proprietary products that have higher margins.

•	Wholesale’s sales increased in the first quarter compared to the same period last year due to higher sales volume for all product lines partially offset by lower realized selling prices, which were consistent with benchmark pricing, across most product lines. Despite an increase in sales volumes, gross profit was lower primarily due to lower global fertilizer prices and higher natural gas input costs.

Expenses

•	Selling expense increased by $37-million (9 percent) as a result of incremental costs from the recent acquisitions and higher fuel costs.

•	Earnings from associates and joint ventures increased primarily due to the devaluation of the Egyptian pound that led to a foreign exchange gain in Misr Fertilizers Production Company S.A.E. (“MOPCO”).

•	Other expenses remained consistent with prior period. During the quarter, we incurred merger and related costs of $16-million, partially offset by a gain from sale of assets of $7-million.

For further breakdown on Other expenses, see table below:

Other expenses breakdown

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016
Loss on foreign exchange and related derivatives	6	2
Interest income	(13)	(13)
Environmental remediation and asset retirement obligations	(1)	2
Bad debt expense	7	8
Potash profit and capital tax	3	3
Merger and related costs	16	—
Other	(8)	9

	10	11

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended March 31,
	2017				2016
(millions of U.S. dollars)	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	2	67	2	71	2	63	2	67

Wholesale
Nitrogen	16	—	—	16	13	—	—	13
Potash	29	—	—	29	20	—	—	20
Phosphate	16	—	—	16	10	—	—	10
Wholesale Other (a)	3	—	—	3	1	—	—	1

	64	—	—	64	44	—	—	44
Other	—	—	4	4	—	—	3	3

Total	66	67	6	139	46	63	5	114

(a)	This includes ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

•	Depreciation and amortization expense increased in the first quarter of 2017 primarily due to higher Wholesale sales volumes as we calculate property, plant and equipment directly related to our nitrogen, phosphate and potash depreciation expense on a units-of-production basis.

Effective Tax Rate

•	The effective tax rate of 27.5 percent for the first quarter of 2017 was lower than the tax rate of 29 percent for the same period in 2016 due to tax treatment of losses on derivative financial instruments in 2016.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended March 31,
(millions of U.S. dollars, except where noted)	2017	2016	Change
Sales	2,240	2,290	(50)
Cost of product sold	1,806	1,888	(82)
Gross profit	434	402	32
EBIT	(21)	(23)	2
EBITDA	50	44	6
Selling and general and administrative expenses	473	432	41

•	Retail reported higher first quarter EBITDA and gross profit this year, with improved results from both our North American and International segments. Despite lower U.S. corn acreage this year, demand for crop inputs was steady in the first quarter.

•	Total Retail selling and general and administrative expenses were up by $41-million compared to the prior year, largely due to additional expenses related to recent acquisitions, additional expenses in Australia as well as higher payroll-related and fuel and maintenance costs in North America.

•	Regionally, U.S. EBITDA lagged compared to the prior year due to weather delays to the start of the spring season, especially in the West and Midwest regions of the U.S., where rainfalls have been significantly higher than the prior year. Our Canadian operations achieved slightly higher year-over-year results, and Australia achieved $8-million higher EBITDA compared to the prior year, reflecting strong crop protection product sales and higher livestock revenues.

Retail sales and gross profit by product line

	Three months ended March 31,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2017	2016	Change	2017	2016	Change	2017	2016
Crop nutrients	714	839	(125)	141	134	7	20	16
Crop protection products	872	831	41	130	121	9	15	15
Seed	382	376	6	54	51	3	14	14
Merchandise	134	117	17	22	19	3	16	16
Services and other	138	127	11	87	77	10	63	61

Crop nutrients

•	Total crop nutrient sales were 15 percent lower this quarter compared to the same period last year, due to lower fertilizer prices across most nutrients. Nutrient volumes were 6 percent lower compared to the prior year, which was driven by lower sales in Australia and weather delays in North America, particularly relative to the early spring in 2016.

•	Total crop nutrient gross profit was 5 percent higher, and margins per tonne increased by $9 per tonne compared to the first quarter of last year, as lower cost of product sold more than offset the lower selling prices.

Crop protection products

•	Total crop protection sales were up 5 percent this quarter due to higher demand and sales volumes. The U.S., Australia and South America all saw increased crop protection sales.

•	Gross profit was 7 percent higher due to an increase in proprietary product sales. Proprietary product margins as a percentage of sales improved by 4 percent compared to the same period last year due to decreased product input costs and operational excellence efficiencies. Canada saw particularly strong increases in proprietary product margins, as we continue to grow our penetration of these products in the region.

•	Proprietary crop protection sales as a percentage of total sales were 24 percent this quarter, in line with the same period last year.

Seed

•	Total seed sales increased 2 percent over the prior period, with steady demand for seed for the spring season and strong performance this quarter in Canada and South America. Seed results were supported by higher soybean seed sales in the U.S. and strong canola seed sales in Canada. Both soybean and canola seeds favor a higher proportion of higher-margin proprietary seed sales for Agrium Retail.

•	Seed gross profit improved by 6 percent, largely driven by increased proprietary seed margins and sales.

Merchandise

•	Merchandise sales increased 15 percent, and gross profit increased 16 percent. These results were primarily driven by higher fuel prices in Canada.

Services and other

•	Sales for services and other were up 9 percent this quarter, while gross profit was 13 percent higher. The increase in sales and gross profit was primarily related to higher livestock sales in Australia.

Wholesale

	Three months ended March 31,
(millions of U.S. dollars, except where noted)	2017	2016	Change
Sales	675	649	26
Sales volumes (tonnes 000’s)	2,236	1,926	310
Cost of product sold	533	496	37
Gross profit	142	153	(11)
EBIT	131	119	12
EBITDA	195	163	32
Expenses (including earnings from associates and joint ventures)	11	34	(23)
Earnings from associates and joint ventures	(16)	(1)	(15)

•	Wholesale gross profit this quarter was slightly lower than the same period last year due to higher natural gas prices and lower global phosphate and nitrogen fertilizer prices which more than offset the benefits of higher total sales volumes and overall lower cost of product sold per tonne.

•	EBITDA in the current quarter was 20 percent higher than the same period last year due to higher earnings from associates and joint ventures and lower costs related to ongoing Operational Excellence initiatives.

Wholesale NPK product information

	Three months ended March 31,
	Nitrogen			Potash			Phosphate
(millions of U.S. dollars, except where noted)	2017	2016	Change	2017	2016	Change	2017	2016	Change
Gross profit (millions)	77	95	(18)	35	14	21	7	20	(13)
Sales volumes (tonnes 000’s)	772	741	31	636	456	180	288	220	68
Selling price ($/tonne)	311	338	(27)	208	199	9	466	589	(123)
Cost of product sold ($/tonne)	211	209	2	153	168	(15)	440	499	(59)
Gross margin ($/tonne)	100	129	(29)	55	31	24	26	90	(64)

Nitrogen

•	Nitrogen gross profit was down 19 percent compared to the same period last year due to lower North American nitrogen prices and higher average natural gas input costs. Average realized selling prices per tonne were down 8 percent compared to the same period last year.

•	Total sales volumes were up 4 percent over the same period last year. Urea sales volumes increased by 13 percent due to strong Western Canadian demand, reflecting reduced fall applications in 2016 due to weather conditions. Ammonia sales remained approximately the same compared to last year.

•	Cost of product sold per tonne increased slightly compared to the same period last year due to higher natural gas input costs and outages at Borger, which were partly offset by overall lower fixed costs. Total nitrogen margins averaged $100 per tonne this quarter, while urea margins averaged $131 per tonne.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended March 31,
(U.S. dollars per MMBtu)	2017	2016
Overall gas cost excluding realized derivative impact	2.34	1.61
Realized derivative impact	0.27	0.33
Overall gas cost	2.61	1.94
Average NYMEX	3.25	2.05
Average AECO	2.21	1.53

Potash

•	Potash gross profit more than doubled compared to the same period last year, primarily due to higher production and sales volumes related to the continued ramp up of the Vanscoy expansion project and stronger global demand.

•	Sales volumes were 39 percent higher in the current period with domestic sales volumes up 44 percent and international volumes up 34 percent.

•	Average realized selling prices increased slightly over the past year with North American prices up over last year, which was mostly offset by lower international prices over the same period.

•	Our cost of product sold per tonne was 9 percent lower than the same period last year due to higher production volumes and fixed cost savings. Average potash margins increased by 77 percent per tonne and cash margins this quarter averaged $100 per tonne.

Phosphate

•	Phosphate gross profit was 65 percent lower than the same period last year due to continued pressure on phosphate benchmark prices.

•	Sales volumes were 31 percent higher than the same period last year due to a shift in sales from the fourth quarter of 2016 to the first quarter of the year for certain customers, and strong domestic demand in the current quarter.

•	Cost of product sold per tonne was down 12 percent compared to the same period last year due to lower input costs.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016	Change
Ammonium sulfate	12	10	2
ESN	8	8	—
Other	3	6	(3)

	23	24	(1)

•	Gross profit from Wholesale Other was lower than the same period last year primarily driven by lower overall realized nutrient prices, which has been partly offset by higher sales volumes of ammonium sulfate throughout the quarter.

Expenses

•	Wholesale expenses decreased by $23-million in the current quarter primarily due to $15-million of higher earnings from associates and joint ventures and lower selling and general and administrative expenses compared to the same period last year. Earnings from associates and joint ventures increased this quarter as a result of the devaluation of Egyptian pound in MOPCO.

Other

EBITDA for our Other non-operating business unit for the first quarter of 2017 was a net expense of $49-million, compared to a net expense of $18-million for the first quarter of 2016. The variance was primarily due to:

•	Higher gross profit elimination of $17-million as a result of higher intersegment inventory held at the end of the first quarter of 2017

•	Merger and related costs of $16-million

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the three months ended March 31, 2017 compared to December 31, 2016.

(millions of U.S. dollars, except where noted)	March 31, 2017	December 31, 2016	$ Change	% Change	Explanation of the change in the balance
Current assets
Cash and cash equivalents	262	412	(150)	(36%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	2,315	2,208	107	5%	—

Income taxes receivable	54	33	21	64%	—

Inventories	4,537	3,230	1,307	40%	Seasonal Retail inventory build-up in preparation for the spring season.

(millions of U.S. dollars, except where noted)	March 31, 2017	December 31, 2016	$ Change	% Change	Explanation of the change in the balance
Prepaid expenses and deposits	253	855	(602)	(70%)	Drawdown of prepaid inventory as Retail took delivery of product in anticipation of the spring season.

Other current assets	134	123	11	9%	—

Current liabilities
Short-term debt	678	604	74	12%	Increase primarily due to seasonally higher working capital requirements.

Accounts payable	5,603	4,662	941	20%	Retail inventory purchases and customer prepayments made in anticipation of the spring season.

Income taxes payable	—	17	(17)	(100%)	—

Current portion of long-term debt	10	110	(100)	(91%)	Decrease relates to $100-million 7.7 percent debentures paid in 2017.

Current portion of other provisions	55	59	(4)	(7%)	—

Working capital	1,209	1,409	(200)	(14%)

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of March 31, 2017, we have sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Three months ended March 31,
(millions of U.S. dollars)	2017	2016	Change
Cash provided by operating activities	178	343	(165)
Cash used in investing activities	(187)	(277)	90
Cash used in financing activities	(160)	(325)	165
Effect of exchange rate changes on cash and cash equivalents	19	20	(1)

Decrease in cash and cash equivalents	(150)	(239)	89

Cash provided by operating activities

•       Lower cash provided by operating activities due to net changes in non-cash working capital of $282-million, primarily arising from timing of payments to our suppliers in our Retail business unit. This was partially offset by lower final tax payments made of $102-million in comparison to the prior year.

Cash used in investing activities	• Lower cash used in investing activities due to reduced business acquisition activity in our Retail business unit and lower spending on Borger expansion project in comparison to the prior year.

Cash used in financing activities	• Lower cash used in financing activities. We paid down less short and long-term debt this year in comparison to prior year.

Capital Spending and Expenditures (a)

	Three months ended
	March 31,
(millions of U.S. dollars)	2017	2016
Retail
Sustaining	47	47
Investing	13	9

	60	56
Acquisitions (b)	30	94

	90	150

Wholesale
Sustaining	26	49
Investing	55	68

	81	117

Other
Sustaining	—	1
Investing	2	—

	2	1

Total
Sustaining	73	97
Investing	70	77

	143	174
Acquisitions (b)	30	94

	173	268

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our total capital expenditures decreased in the first quarter of 2017 compared to the same period last year due to completion of the construction of our Borger expansion project at the end of 2016. In 2017, pre-commissioning and commissioning costs were incurred related to this project.

•	We expect Agrium’s capital expenditures for the remainder of 2017 to approximate $600-million to $700-million. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $678-million at March 31, 2017 is outlined in note 6 of our Summarized Notes to the Condensed Consolidated Interim Financial Statements.

•	Our short-term debt increased by $74-million during the first three months of 2017, which in turn contributed to a decrease in our unutilized short-term financing capacity to $2.7-billion at March 31, 2017.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at March 31, 2017. Our ability to comply with these covenants has not changed since December 31, 2016.

OUTSTANDING SHARE DATA

Agrium had 138,176,418 outstanding shares at April 28, 2017. At April 28, 2017, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 1,381,612.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2
Sales	2,720	2,280	2,245	6,415	2,725	2,407	2,524	6,992
Gross profit	558	748	568	1,525	554	900	696	1,708
Net earnings (loss)	(10)	67	(39)	565	3	200	99	675
Earnings (loss) per share attributable to equity holders of Agrium:
Basic and diluted	(0.08)	0.49	(0.29)	4.08	0.02	1.45	0.72	4.71
Dividends declared	120	121	120	122	121	121	120	125
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.875

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measures, their definitions and why management uses the measures.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
Cash margin per tonne	Selected financial measures excluding depreciation and amortization	Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company.
EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations	EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.

Wholesale potash cash gross margin per tonne

Three months ended March 31, 2017
(millions of U.S. dollars)
Potash gross margin per tonne	55
Depreciation and amortization in cost of product sold per tonne	45

Potash cash gross margin per tonne	100

Consolidated and business unit EBITDA

	Three months ended March 31,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net loss				(10)
Finance costs related to long-term debt				47
Other finance costs				23
Income taxes				(3)

EBIT	(21)	131	(53)	57
Depreciation and amortization	71	64	4	139

EBITDA	50	195	(49)	196

2016
Net earnings				3
Finance costs related to long-term debt				52
Other finance costs				18
Income taxes				2

EBIT	(23)	119	(21)	75
Depreciation and amortization	67	44	3	114

EBITDA	44	163	(18)	189

CRITICAL ACCOUNTING ESTIMATES

We prepare our Condensed Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2016 annual MD&A, which is contained in our 2016 Annual Report. Since the date of our 2016 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Condensed Consolidated Financial Statements for the three months ended March 31, 2017 are the same as those applied in our audited annual financial statements in our 2016 Annual Report, with the exception of changes in accounting policies described in note 7 of our Summarized Notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2017.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 52 - 56 in our 2016 annual MD&A and under the heading “Risk Factors” on pages 23 - 38 in our Annual Information Form for the year ended December 31, 2016 has not changed materially since December 31, 2016.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2016 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2017 annual guidance, including expectations regarding our diluted earnings per share and Retail EBITDA; capital spending expectations for 2017; expectations regarding performance of our business segments in 2017; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions; our market outlook for 2017, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and the proposed merger with PotashCorp, including timing of completion thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2017 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach; the receipt, on a timely basis, of regulatory approvals in respect of the proposed merger with PotashCorp and satisfaction of other closing conditions relating thereto. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2016 annual MD&A and under the heading “Market Outlook” herein, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our expansion projects; the risks that are inherent in the nature of the proposed merger with PotashCorp, including the failure to obtain required regulatory approvals and failure to satisfy all other closing conditions in accordance with the terms of the proposed merger with PotashCorp, in a timely manner or at all; and other risk factors detailed from time to time in

Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2016 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2016 annual MD&A.

The purpose of our expected diluted earnings per share and Retail EBITDA guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over 11 million tonnes and with significant competitive advantages across our product lines. We supply key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fiber. Agrium retail-distribution has an unmatched network of approximately 1,500 facilities and over 3,300 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com

A WEBSITE SIMULCAST of the 2017 1st Quarter Conference Call will be available in a listen-only mode beginning Tuesday, May 2, 2017 at 8:00 a.m. MT (10:00 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

		Three months ended
		March 31,
(millions of U.S. dollars, unless otherwise stated)	Notes	2017	2016

Sales		2,720	2,725
Cost of product sold		2,162	2,171

Gross profit		558	554
Expenses
Selling		451	414
General and administrative		60	55
Share-based payments	5	3	4
Earnings from associates and joint ventures		(23)	(5)
Other expenses	4	10	11

Earnings before finance costs and income taxes		57	75
Finance costs related to long-term debt		47	52
Other finance costs		23	18

(Loss) earnings before income taxes		(13)	5
Income taxes		(3)	2

Net (loss) earnings		(10)	3

Attributable to
Equity holders of Agrium		(11)	2
Non-controlling interests		1	1

Net (loss) earnings		(10)	3

Earnings per share attributable to equity holders of Agrium
Basic and diluted (loss) earnings per share		(0.08)	0.02
Weighted average number of shares outstanding for basic and diluted (loss) earnings per share (millions of common shares)		138	138

See accompanying notes.

Basis of preparation and statement of compliance

These condensed consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on May 1, 2017. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2016 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2016 Annual Report, except as described in note 7.

AGRIUM INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

		Three months ended
		March 31,
(millions of U.S. dollars)	Notes	2017	2016

Net (loss) earnings		(10)	3
Other comprehensive income
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		(23)	(23)
Deferred income taxes		5	7
Associates and joint ventures
Share of comprehensive (loss) income		(29)	2
Deferred income taxes		8	—
Foreign currency translation
Gains		65	179
Reclassifications to earnings		5	—

		31	165

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses		(3)	—
Deferred income taxes		1	—

		(2)	—

Other comprehensive income		29	165

Comprehensive income		19	168

Attributable to
Equity holders of Agrium		18	167
Non-controlling interests		1	1

Comprehensive income		19	168

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

		March 31,		December 31,
(millions of U.S. dollars)	Notes	2017	2016	2016
Assets
Current assets
Cash and cash equivalents		262	276	412
Accounts receivable		2,315	2,200	2,208
Income taxes receivable		54	61	33
Inventories		4,537	4,524	3,230
Prepaid expenses and deposits		253	254	855
Other current assets		134	152	123

		7,555	7,467	6,861
Property, plant and equipment		6,919	6,712	6,818
Intangibles		555	645	566
Goodwill		2,110	1,988	2,095
Investments in associates and joint ventures		533	637	541
Other assets		49	54	48
Deferred income tax assets		37	52	34

		17,758	17,555	16,963

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	6	678	629	604
Accounts payable		5,603	5,309	4,662
Income taxes payable		—	1	17
Current portion of long-term debt	6	10	108	110
Current portion of other provisions		55	81	59

		6,346	6,128	5,452
Long-term debt	6	4,401	4,415	4,398
Post-employment benefits		129	132	141
Other provisions		339	337	322
Other liabilities		61	76	68
Deferred income tax liabilities		400	402	408

		11,676	11,490	10,789

Shareholders’ equity
Share capital		1,768	1,759	1,766
Retained earnings		5,503	5,414	5,634
Accumulated other comprehensive loss		(1,195)	(1,113)	(1,231)

Equity holders of Agrium		6,076	6,060	6,169
Non-controlling interests		6	5	5

Total equity		6,082	6,065	6,174

		17,758	17,555	16,963

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

		Three months ended
		March 31,
(millions of U.S. dollars)	Notes	2017	2016

Operating
Net (loss) earnings		(10)	3
Adjustments for
Depreciation and amortization		139	114
Earnings from associates and joint ventures		(23)	(5)
Share-based payments		3	4
Unrealized (gain) loss on derivative financial instruments		(5)	83
Unrealized foreign exchange gain		—	(124)
Interest income		(13)	(13)
Finance costs		70	70
Income taxes		(3)	2
Other		(11)	6
Interest received		13	14
Interest paid		(84)	(89)
Income taxes paid		(39)	(141)
Dividends from associates and joint ventures		5	1
Net changes in non-cash working capital		136	418

Cash provided by operating activities		178	343

Investing
Business acquisitions, net of cash acquired		(30)	(94)
Capital expenditures		(143)	(174)
Capitalized borrowing costs		(8)	(5)
Purchase of investments		(33)	(23)
Proceeds from sale of investments		28	18
Proceeds from sale of property, plant and equipment		9	4
Other		(4)	(3)
Net changes in non-cash working capital		(6)	—

Cash used in investing activities		(187)	(277)

Financing
Short-term debt	6	64	(204)
Repayment of long-term debt	6	(103)	(2)
Dividends paid		(121)	(119)

Cash used in financing activities		(160)	(325)

Effect of exchange rate changes on cash and cash equivalents		19	20

Decrease in cash and cash equivalents		(150)	(239)
Cash and cash equivalents – beginning of period		412	515

Cash and cash equivalents – end of period		262	276

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
(millions of U.S. dollars, except per share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interests	Total equity
December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	2	—	—	—	—	2	1	3
Other comprehensive income (loss), net of tax
Other	—	—	—	(16)	2	179	165	165	—	165

Comprehensive income (loss), net of tax	—	—	2	(16)	2	179	165	167	1	168
Dividends ($0.875 per share)	—	—	(121)	—	—	—	—	(121)	—	(121)
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2
Reclassification of cash flow hedges, net of tax	—	—	—	9	—	—	9	9	—	9

March 31, 2016	138	1,759	5,414	(63)	(15)	(1,035)	(1,113)	6,060	5	6,065

December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174

Net (loss) earnings	—	—	(11)	—	—	—	—	(11)	1	(10)
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(2)	—	—	—	—	(2)	—	(2)
Other	—	—	—	(18)	(21)	70	31	31	—	31

Comprehensive income (loss), net of tax	—	—	(13)	(18)	(21)	70	31	18	1	19
Dividends ($0.875 per share)	—	—	(120)	—	—	—	—	(120)	—	(120)
Non-controlling interest transactions	—	—	2	—	—	(2)	(2)	—	—	—
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2
Reclassification of cash flow hedges, net of tax	—	—	—	7	—	—	7	7	—	7

March 31, 2017	138	1,768	5,503	(36)	(72)	(1,087)	(1,195)	6,076	6	6,082

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America including the United States and Canada

•	International including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products as follows:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Production facilities in Alberta and production and mining facilities in Idaho

•	Wholesale Other: Producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients, and operating joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended March 31,
	2017				2016
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	2,227	493	—	2,720	2,278	447	—	2,725
- inter-segment	13	182	(195)	—	12	202	(214)	—

Total sales	2,240	675	(195)	2,720	2,290	649	(214)	2,725
Cost of product sold	1,806	533	(177)	2,162	1,888	496	(213)	2,171

Gross profit	434	142	(18)	558	402	153	(1)	554

Gross profit (%)	19	21		21	18	24		20

Expenses
Selling	448	7	(4)	451	410	8	(4)	414
General and administrative	25	6	29	60	22	8	25	55
Share-based payments	—	—	3	3	—	—	4	4
Earnings from associates and joint ventures	(6)	(16)	(1)	(23)	(4)	(1)	—	(5)
Other (income) expenses	(12)	14	8	10	(3)	19	(5)	11

(Loss) earnings before finance costs and income taxes	(21)	131	(53)	57	(23)	119	(21)	75
Finance costs	—	—	70	70	—	—	70	70

(Loss) earnings before income taxes	(21)	131	(123)	(13)	(23)	119	(91)	5
Depreciation and amortization	71	64	4	139	67	44	3	114
Finance costs	—	—	70	70	—	—	70	70

EBITDA (b)	50	195	(49)	196	44	163	(18)	189

(a)	Includes inter-segment eliminations
(b)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended March 31,
	2017			2016
	North America	International	Retail (a)	North America	International	Retail
Sales - external	1,758	469	2,227	1,797	481	2,278
- inter-segment	13	—	13	12	—	12

Total sales	1,771	469	2,240	1,809	481	2,290
Cost of product sold	1,451	355	1,806	1,506	382	1,888

Gross profit	320	114	434	303	99	402
Expenses
Selling	364	84	448	337	73	410
General and administrative	18	7	25	15	7	22
Earnings from associates and joint ventures	(5)	(1)	(6)	(4)	—	(4)
Other (income) expenses	(7)	(5)	(12)	6	(9)	(3)

(Loss) earnings before income taxes	(50)	29	(21)	(51)	28	(23)
Depreciation and amortization	66	5	71	61	6	67

EBITDA	16	34	50	10	34	44

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $6-million and EBITDA of $8-million. The Financial Services operating segment was introduced in mid-2016.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended March 31,
	2017					2016
	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale
Sales - external	182	90	90	131	493	173	48	80	146	447
- inter-segment	58	42	44	38	182	77	43	50	32	202

Total sales	240	132	134	169	675	250	91	130	178	649
Cost of product sold	163	97	127	146	533	155	77	110	154	496

Gross profit	77	35	7	23	142	95	14	20	24	153
Expenses
Selling	3	1	1	2	7	4	2	1	1	8
General and administrative	2	1	1	2	6	4	2	1	1	8
Earnings from associates and joint ventures	—	—	—	(16)	(16)	—	—	—	(1)	(1)
Other expenses	9	2	2	1	14	6	6	4	3	19
Earnings before income taxes	63	31	3	34	131	81	4	14	20	119

Depreciation and amortization	16	29	16	3	64	13	20	10	1	44

EBITDA	79	60	19	37	195	94	24	24	21	163

(a)	Includes ammonium sulfate, ESN and other products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended March 31,
	2017			2016
	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit
Retail
Crop nutrients	714	573	141	839	705	134
Crop protection products	872	742	130	831	710	121
Seed	382	328	54	376	325	51
Merchandise	134	112	22	117	98	19
Services and other (a)	138	51	87	127	50	77

	2,240	1,806	434	2,290	1,888	402

Wholesale
Nitrogen	240	163	77	250	155	95
Potash	132	97	35	91	77	14
Phosphate	134	127	7	130	110	20
Ammonium sulfate, ESN and other	169	146	23	178	154	24

	675	533	142	649	496	153

Other inter-segment eliminations	(195)	(177)	(18)	(214)	(213)	(1)

Total	2,720	2,162	558	2,725	2,171	554

Wholesale share of joint ventures
Nitrogen	24	19	5	25	21	4

Total Wholesale including proportionate share in joint ventures	699	552	147	674	517	157

(a)	Includes financial services products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended March 31,
	2017				2016
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	1,490	409	322	87	1,520	450	369	81
International	352	296	265	31	440	354	328	26

Total crop nutrients	1,842	388	311	77	1,960	428	360	68

Wholesale
Nitrogen
North America
Ammonia	226	367			230	398
Urea	361	311			319	338
Other	185	242			192	265

Total nitrogen	772	311	211	100	741	338	209	129

Potash
North America	378	248			263	215
International	258	149			193	177

Total potash	636	208	153	55	456	199	168	31

Phosphate	288	466	440	26	220	589	499	90
Ammonium sulfate	88	259	124	135	57	289	113	176
ESN and other	452				452

Total Wholesale	2,236	302	239	63	1,926	337	258	79

Wholesale share of joint ventures
Nitrogen	77	313	252	61	83	296	247	49

Total Wholesale including proportionate share in joint ventures	2,313	302	239	63	2,009	335	257	78

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	March 31,				December 31,
	2017				2016
	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Designated as hedges
AECO swaps	38	2017 – 2019	2.37	(38)	48	2017 – 2018	2.90	(21)

				(38)				(21)

(a)	U.S. dollars per MMBtu

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2017	2018	2019
AECO swaps	(14)	(22)	(2)

Impact of change in fair value of natural gas derivative financial instruments	March 31,	December 31,
	2017	2016
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.14	0.29

The underlying risk of the derivative contracts is identical to the hedged risk; accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	March 31,				December 31,
	2017				2016
Sell/Buy	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Forwards
USD/CAD	48	2017	1.33	—	—	—	—	—
CAD/USD	302	2017	1.31	5	180	2017	1.34	—
USD/AUD	3	2017	1.34	—	14	2017	1.32	(1)
AUD/USD	90	2017	1.31	—	22	2017	1.34	1
CNY/AUD	19	2017	6.81	—	23	2017	7.16	—
Options
USD/CAD – buy USD puts	55	2017	1.29	—	—	—	—	—
USD/CAD – sell USD calls	74	2017	1.37	—	—	—	—	—

				5				—

(a)	Foreign currency per U.S. dollar

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	March 31,			December 31,
	2017			2016
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	262	262	—	412	412
Accounts receivable – derivatives	—	6	6	—	2	2
Other current financial assets – marketable securities	19	113	132	22	99	121
Other non-current financial assets – derivatives	—	3	3	—	—	—
Accounts payable – derivatives	—	16	16	—	7	7
Other financial liabilities – derivatives	—	26	26	—	16	16
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	—	—	—	101	100
Fixed and floating rate debt	—	10	10	—	10	10
Long-term debt
Debentures	—	4,714	4,373	—	4,600	4,373
Fixed and floating rate debt	—	28	28	—	25	25

There have been no transfers between Level 1 and Level 2 fair value measurements in the three months ended March 31, 2017 or March 31, 2016. We do not measure any of our financial instruments using Level 3 inputs.

4.	Expenses

	Three months ended
Other expenses	March 31,
	2017	2016
Loss on foreign exchange and related derivatives	6	2
Interest income	(13)	(13)
Environmental remediation and asset retirement obligations	(1)	2
Bad debt expense	7	8
Potash profit and capital tax	3	3
Merger and related costs	16	—
Other	(8)	9

	10	11

5.	Share-based Payments

During the three months ended March 31, 2017, we granted the following share-based compensation awards to officers and employees.

Award type	Number	Grant price
Stock options	444,084	103.22
Stock appreciation rights	79,153	103.22
Share units	270,293	N/A

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

6.	Debt

			March 31,	December 31,
			2017	2016
	Maturity	Rate (%) (a)
Short-term debt
Commercial paper	2017	1.26	454	306
Credit facilities		3.78	224	298

			678	604

(a)	Weighted average rates at March 31, 2017

	Short-term debt	Long-term debt (a)
December 31, 2016	604	4,508
Cash flows reported as financing activities	64	(103)
Non-cash changes
Other adjustments	—	6
Foreign currency translation	10	—

March 31, 2017	678	4,411

(a)	Includes current portion

7.	Significant Accounting Policies

Recent Accounting Pronouncements

Effective January 1, 2017, Agrium adopted the amendments of IAS 7 Statement of Cash Flow which require us to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Refer to note 6 for the reconciliation between the opening and closing balances for liabilities from financing activities.